SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

Directed Deductions Endorsement

This Endorsement is made a part of the Policy to which it is attached. It terminates when the Policy terminates.

The Investment Options

The specified investment options have been selected from the available Sub-Accounts and the Fixed Account of the Policy.

The Deductions

Directed Deductions

The selected deduction(s) will be allocated among the listed investment option(s) in the same proportion that the Account Value attributable to each of those investment options bears to the aggregate value of Account Value in all investment options listed above. To the extent the aggregate value of Account Value in all investment options listed above is less than the deduction, deductions will be allocated among investment options as specified in the Policy.

Signed for the Company in Wellesley Hills, Massachusetts.

Robert Salipante, III, President